

07008385

SEC ... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
NOV 29 2007

SEC FILE NUMBER
8- 29236

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grigsby & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 California Stre...



San Francisco (City) California (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Chin (415) 392-4800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 17 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Calvin B. Grigsby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grigsby & Associates, Inc., as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

State of California
County of San Francisco
Subscribed and sworn (or affirmed) to before me this 29th day of Oct., 2007

Notary Public



DARNELLA BROADEN
Commission # 1699046
Notary Public - California
San Francisco County
My Comm. Expires Oct 13, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grigsby & Associates, Inc. and Subsidiary

Report Pursuant to Rule 17a-5 (d)

Consolidated Financial Statements

For the Year Ended September 30, 2007

Independent Auditor's Report

Board of Directors
Grigsby & Associates, Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of Grigsby & Associates, Inc. and Subsidiary (the Company) as of September 30, 2007, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grigsby & Associates, Inc. and Subsidiary as of September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 20, 2007

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Financial Condition
September 30, 2007

Assets

Cash and cash equivalents	$ 288,122
Deposits with clearing organization	170,742
Marketable securities, at market	290,136
Municipal bonds owned, at market value	7,804
Accounts receivable	84,881
Receivable from related party	1,901,206
Receivable-other	5,020
Equipment & furniture, net	8,290
Deposits	15,937
Other assets	58,235
Investments in unconsolidated affiliates	–
Total assets	$ 2,830,373

Liabilities & Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 295,493
Liabilities subordinated to the claims of general creditors	90,114
Total liabilities	385,607
Commitments and contingencies	–
Stockholders' equity	
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	30,000
Additional paid-in capital	3,838,522
Accumulated deficit	(1,423,756)
Total stockholders' equity	2,444,766
Total liabilities & stockholders' equity	$ 2,830,373

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Operations
For the Year Ended September 30, 2007

Revenue	
Commissions	$ 898,671
Underwriting fees	210,542
Interest income and dividends	151,089
Interest income, non-taxable	27,794
Realized gains (losses)	8,306
Unrealized gains (losses)	45,582
Total revenue	1,341,984
Expenses	
Employee compensation and benefits	679,101
Underwriting	188,394
Communications	40,504
Interest	171,063
Occupancy and equipment rental	106,083
Taxes, licenses, & fees, other than income taxes	48,312
Other operating expenses	964,951
Total expenses	2,198,408
Net income (loss) before income tax provision	(856,424)
Income tax provision (benefit)	(60,771)
Net income (loss)	$ (795,653)

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2007

	Common Stock	Additional Paid - In Capital	Accumulated Deficit	Total
Balance at September 30, 2006	$ 30,000	$ 3,838,522	$ (628,103)	$3,240,419
Net income (loss)	–	–	(795,653)	(795,653)
Balance at September 30, 2007	$ 30,000	$ 3,838,522	$(1,423,756)	$2,444,766

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended September 30, 2007

Subordinated borrowings at September 30, 2006	$	90,114
Issuance (retirement) of subordinated notes		-
Subordinated borrowings at September 30, 2007	$	90,114

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Changes in Cash Flows
For the Year Ended September 30, 2007

Cash flows from operating activities:		
Net income (loss)		$ (795,653)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 4,971	
Valuation of marketable securities to market	(45,582)	
Realized gain on marketable securities, at market	(8,306)	
(Increase) decrease in:		
Accounts receivable	59,619	
Clearing deposit	430,966	
Receivable, other than trade	708,909	
Other assets	(39,658)	
(Decrease) increase in:		
Accounts payable and accrued expenses	262,357	
Income taxes payable	(45,087)	
Deferred taxes	(63,153)	
Margin payable	(3,968,668)	
Total adjustments		(2,703,632)
Net cash and cash equivalents provided by (used in) operating activities		(3,499,285)
Cash flows from investing activities:		
Proceeds from sale of marketable securities	4,136,233	
Purchase of equipment	(10)	
Net cash and cash equivalents provided by (used in) investing activities		4,136,233
Cash flows from financing activities:		
Loans made to related parties	(924,079)	
Net cash and cash equivalents provided by (used in) financing activities		(924,079)
Net increase (decrease) in cash and cash equivalents		(287,141)
Cash and cash equivalents at beginning of year		575,263
Cash and cash equivalents at end of year		$ 288,122

Supplemental disclosure of cash flow information:

Cash paid during the year for the period ended September 30, 2007

Interest	$ 164,744
Income taxes	$ 81,752

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Notes to Financial Statements
September 30, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of Grigsby Brandford Capital Partners (the "Subsidiary"), a wholly-owned subsidiary. All significant inter-company accounts and transactions have been eliminated in consolidation.

General

Grigsby & Associates, Inc. and Subsidiary was incorporated in 1981, and registered as a broker-dealer under the Securities and Exchange Act of 1934 in April, 1983. Grigsby & Associates, Inc. and Subsidiary (the "Company") is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Rule Making Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

The Company earns revenues from underwriting fees, financial advisory fees, remarketing agents, and secondary trading.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported on the financial statements and consist of taxes currently due or refundable plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to investments in partnerships and closely held corporations (use of different methods of accounting for financial statement and income tax purposes), depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), and contributions (limitations on amount of deduction based upon income for income tax purposes and for financial statement purposes).

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also considers certificates of deposit to be cash equivalents.

Related Party Transactions

The receivable from related party is unsecured and non-interest bearing. If interest would have been charged at the current U.S. bank rates, approximately 4.75%, the interest income not included in these financial statements of $67,800 is material to the financial statements when taken as a whole.

The majority shareholder and president of the Company is also the sole stockholder and president of Fiscal Funding Co., Inc.. The Company shares office space with Fiscal Funding. Fiscal Funding has paid half of the lease expenses associated with the Company's office rent. These statements do not reflect any adjustment for those amounts.

Securities Owned

Investments in marketable securities, at market value are shown at fair market value. The change in unrealized gains and losses on investments in marketable securities, at market value are reflected in the statements of operations. Securities transactions are recorded on a trade date basis.

Mutual funds and annuities income are recognized when earned.

Investments in Unconsolidated Affiliates

The investment in unconsolidated affiliates in which the Company maintains a 50% interest, is accounted for under the equity method. The Company's interest is carried at cost adjusted for its proportionate share of distributed and undistributed earnings or losses.

Rent expense for the year ended September 30, 2007, was $92,551, and is included in occupancy and equipment rental in the statement of income.

Note 2: INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company owns a 50% interest in two closely-held corporations (G.B. Derivative Products Corporation and GBDP Corporation). These two corporations own general partnership interests in three partnerships (1% - GB Derivative Products., L.P., 1% - GBDP Holdings, L.P., and 1% - GBDP, L.P.). The Company also owns a limited partnership interest in two of these partnerships (49.5% - GB Derivative Products Co., L.P. and 49.5% - GBDP Holdings, L.P.). GBDP Holdings, L.P. in addition, owns a 99% limited partnership interest in GBDP, L.P.. The unconsolidated affiliates are collectively referred to as GBR Financial Products Companies (GBR).

The affiliated companies were formed to engage in interest and currency swap transactions through GBDP, L.P.. These transactions involve obligating itself to pay a stream of payments at a given rate while simultaneously entering into a hedging transaction to receive a stream of payments at a rate in excess of that of the payment stream. Revenues are recorded as the net payment stream. Because of the degree of uncertainty involving these transactions, the Company accounts for its equity investment in these entities on the cash receipts and disbursements method of accounting.

In accordance with the limited partnership agreement, the Company made a capital contribution of $545,000 to GBDP Holdings, L.P.. In accordance with the agreement, the Company is liable only to the extent of its capital contribution. The allocation of the partnership loss is allocated first to the Company, equal to the excess of its aggregate capital contributions of the other limited partner. At September 30, 2007, the Company was the sole contributor to the partnership.

The Company's share of partners' (deficit) and equity earnings of approximately ($25,000), at September 30, 2007, has not been recorded.

Subsequent to September 30, 1996, the Company has been unsuccessful in obtaining any information from GBR, regarding its 50% financial interest. The Company was seeking legal demand for access to the books and records of GBR. (See Note 11).

The Company's investment in GBR is carried at zero value. There has been no income or expenses on its investment in GBR on the statement of operations for the year ended September 30, 2007, nor has the Company received any distributions from GBR during the year ended September 30, 2007.

Note 3: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $170,742 with Southwest Securities Corporation as security for its transactions with them. The $170,742 exceeds the minimum deposit required by $70,742. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 4: MARKETABLE SECURITIES, AT MARKET

The Company's securities investments are held principally for the purpose of selling in the near term and are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period in earnings. The market value of these investments at September 30, 2007, was $290,136.

Note 5: MUNICIPAL BONDS OWNED, AT MARKET VALUE

Municipal bonds owned, at market value consist of municipal bonds the company has taken positions in. These positions are often short-term and subsidized by the clearing firm, often clearing in a few days. At September 30, 2007, the Company had municipal bond positions of $7,804.

Note 6: RECEIVABLE FROM RELATED PARTY

The majority shareholder and president of the Company is also the sole stockholder and president of Fiscal Funding Co., Inc. ("Fiscal"). On September 30, 2007, Fiscal owed the Company $1,901,206, included in receivable from related party.

Note 7: EQUIPMENT AND FURNITURE, NET

The equipment and furniture are recorded at cost as follows:

Equipment and furniture	$ 214,993
Accumulated depreciation and amortization	(206,703)
Equipment and furniture, net	$ 8,290

Depreciation expense for the year ended September 30, 2007, was $4,971.

Note 8: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities under subordination agreements are as follows:

Subordinated note, to the Company's president and majority stockholder at 7.5%, due March 31, 2008	$ 90,114
Total	$ 90,114

The interest expense for the year was $6,759.

The subordinated borrowings are covered by agreements approved by FINRA (formerly the National Association of Securities Dealers, Inc. ("NASD")) and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 9: PENSION PLAN

The Company maintains a defined contribution pension plan covering substantially all of the Company's employees. The Company contributes an amount equal to 10% of participant's compensation subject to a maximum contribution of $15,000, per employee. For the year ended September 30, 2007, the Company contributed $39,231 to the plan, which is included in employee compensation and benefits in the statement of operations.

Note 10: INCOME TAXES

The current benefit of $(60,771) for income taxes consists of the Federal, California Franchise tax, and New York tax for Grigsby & Associates, Inc.

The provision for income taxes consists of the following components:

Current:	
Federal	$ –
State	2,382
Total current taxes	2,382
Deferred tax provision (benefit)	(63,153)
Total provision (benefit)	$ (60,771)

Note 10: <u>INCOME TAXES</u>
(Continued)

The Company has available at September 30, 2007, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $620,395, that expire as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended September 30,
$ 685,891	2018
920,226	2019
317,975	2020
516,527	2021
141,443	2022
399,388	2023
370,639	2024
783,880	2026
$ 4,135,969	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 11: <u>COMMITMENTS AND CONTINGENCIES</u>

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at September 30, 2007, were subsequently settled and had no material effect on the financial statements as of that date.

Litigation

The Company and Calvin Grigsby filed a lawsuit in the federal district court in Manhattan against J. Donald Rice Jr., Rice Derivative Holdings, L.P., Rice Derivative Holdings Corporation, GBR Derivative Products Company, L.P., GBR Derivative Products Corporation GBDP, L.P., GBDP Holdings, L.P., GBDP Corporation, GB Derivative Products Company, L.P., and GB Derivative Products Corporation (Collectively "Defendants"). The Company alleged that they were owed monies by the defendants from the operation of a series of limited partnerships involving the parties (see Note 2), which partnerships engaged in interest rate swap transactions in connection with municipal bond financing.

Note 11: <u>COMMITMENTS AND CONTINGENCIES</u> (Continued)

The complaint set forth the following claims:(1) to compel inspection of the defendants' books and records; (2) an accounting;(3) breach of fiduciary duty, (4) unjust enrichment and (5) constructive trust. The complaint sought both equitable remedies and damages for breach of fiduciary duty in an unspecified amount.

The Company entered into a settlement on August 22, 2005. The Company was awarded $1,750,000 and has collected the full amount.

The settlement agreement also states that if an agreement terminating a Phase I swap can be reached, the Company will effect a dissolution of GBDP Holdings, L.P., GB Derivative Products Company, L.P., GBDP Corporation, and GB Derivative Products Corporation.

In August of 2007, the Company was ordered into arbitration alleging breach of contract from an engagement involving GBR, from September 1996. Claimant was seeking $250,000 from the Company in addition to interest and costs of other relief associated with the claim. This arbitration was still pending at year end. An accrual of $131,693, is included in these financial statements for this arbitration.

Taxes

The Company made certain payments to individuals and did not withhold payroll taxes from the amounts paid. The IRS may challenge this classification and require the company to remit the requisite employer payroll taxes and possibly employee taxes as well. In addition, the California Employment Development Department would follow any such finding by the IRS, exposing the Company to California payroll taxes as well.

Concentrations of Credit Risk

The Company invests in marketable securities, the value of which is subject to market conditions at any given time.

The Company's receivables are predominately from other broker/dealers.

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended September 30, 2007, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 11: COMMITMENTS AND CONTINGENCIES (Continued)

Operating Lease

In February 2002, the Company entered into a five (5) year lease for its San Francisco office space.

In January 2005, the Company entered into a three (3) year lease for its New York office space. The New York office is a new branch.

Under these agreements total rent expense for the year ended September 30, 2007 was $92,551.

The future minimum lease expenses in the aggregate and for each of the five succeeding years are:

	September 30,
2008	$ 53,263
2009	48,603
20010 and thereafter	16,442
Total	$ 118,308

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely–than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 13: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2007, the Company had net capital of $437,706, which was $337,706 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($295,493) to net capital was 0.68:1, which is well within the 15 to 1 maximum ratio allowed of a Broker/Dealer.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Notes to Financial Statements
September 30, 2007

Note 14: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $175,218 difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 612,924
Adjustments:		
Accumulated deficit	$ (232,974)	
Non-allowable assets	60,587	
Haircuts and undue concentration	(2,831)	
Total adjustments		(175,218)
Net capital per audited statements		$ 437,706

Note 15: SUBSEQUENT EVENT

Subsequent to year end, but prior to the issuance of these financial statements, in October 2007, the Company lost its pending arbitration case (See Note 11). The settlement included attorneys fees, fines, and censures for a total of $131,693, which had been accrued at year end. The Company believes it has a case to have the settlement set aside due to the statute of limitations, and will pursue relief.

Grigsby & Associates, Inc. and Subsidiary
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2007

Computation of net capital		
Common stock	$ 30,000	
Additional paid-in capital	3,838,522	
Accumulated deficit	(1,423,756)	
Total stockholder's equity		$ 2,444,766
Add: Additions to capital		
Subordinated liabilities	90,114	
Total allowable subordinated liabilities		90,114
Total stockholder's equity and allowable subordinated liabilities		2,534,880
Less: Non-allowable assets		
Investment in subsidiary	(10,870)	
Receivable from related parties	(1,901,206)	
Receivable-other	(5,020)	
Deposits	(15,937)	
Furniture & equipment, net	(8,290)	
Other assets	(58,235)	
Total adjustments		(1,999,558)
Net capital before haircuts		535,322
Haircuts on securities		
Money market	(3,539)	
Certificates of deposit (377)		
Municipal bonds	(430)	
Corporate stocks	(43,520)	
Other - Fidelity Bond deductible	(13,000)	
Total haircuts on securities		(60,865)
Undue concentration		(36,751)
Total haircuts and undue concentration		(97,616)
Net capital		437,706
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 19,700	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 337,706
Ratio of aggregate indebtedness to net capital	0.68: 1	

There is a $175,218 difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. See Note 14.

See independent auditor's report.

Grigsby & Associates, Inc. and Subsidiary
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of September 30, 2007

A computation of reserve requirement is not applicable to Grigsby & Associates, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Grigsby & Associates, Inc. and Subsidiary
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of September 30, 2007

Information relating to possession or control requirements is not applicable to Grigsby & Associates, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Grigsby & Associates, Inc. and Subsidiary

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2007

Board of Directors
Grigsby & Associates, Inc. and Subsidiary:

In planning and performing our audit of the financial statements of Grigsby & Associates, Inc. and Subsidiary (the Company), as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 20, 2007

END